UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________

FORM SD

Specialized Disclosure Report

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3D SYSTEMS CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

_______________  _____________________________

DELAWARE (State or Other Jurisdiction of Incorporation or Organization)	001-34220	95‑4431352 (I.R.S. Employer Identification No.)
	(Commission File Number)

333 THREE D SYSTEMS CIRCLE ROCK HILL, SOUTH CAROLINA		29730
(Address of Principal Executive Offices)		(Zip Code)

(Name and telephone number, including area code, of the person to contact in connection with this report):

Andy Johnson (803) 326‑3900

__________________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

SECTION  1. — CONFLICT MINERALS DISCLOSURE

Item 1.01  Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

The disclosure on this Form SD for 3D Systems Corporation (“3D Systems” or the “Company” or “we” or “us”) for the year ended December 31, 2014 is being filed in accordance with Rule 13p-1 (“Rule 13p-1”) and Form SD under the Securities Exchange Act of 1934. Please refer to Rule 13p-1, Form SD and Release No. 34-67716 for definitions of the terms used in this Form SD, unless otherwise defined herein.

We are a holding company incorporated in Delaware that operates through subsidiaries in the United States, Europe, South America and the Middle East and Asia-Pacific regions. We distribute our products in those areas as well as other parts of the world. We provide three-dimensional (“3D”) design-to-manufacturing solutions, including 3D printers, print materials and cloud sourced custom parts. Our printers utilize a wide range of proprietary print materials that we develop, blend and market. Our print materials range from real wax, plastic and composites, to metal, nylon, and edible materials. We augment and complement our own portfolio of engineered print materials with materials that we purchase from third parties under private label and distribution arrangements.

We also provide software and haptic and perceptual devices for creativity and design, including 3D digital design, scan-to-CAD, scan-to-print, reverse engineering, inspection, sculpting and medical modeling and simulation applications.

Rule 13p-1 was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The rule imposes certain reporting obligations on SEC registrants whose manufactured products containing conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold  for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they funded armed conflict.

Under SEC regulations, if any conflict minerals are necessary to the functionality or production of a product manufactured by 3D Systems or contracted by us to be manufactured, we must conduct in good faith a reasonable country of origin inquiry (“RCOI”) regarding those conflict minerals that is reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”), or are from recycled or scrap sources. If a registrant can establish that conflict minerals originated from sources other than the Covered Countries, or from recycled and scrap sources, they must submit a Form SD which describes the RCOI completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a report, Conflict Minerals Report (“CMR”), to the SEC that includes a description of those due diligence measures.

As part of its RCOI, 3D Systems undertook an analysis of its product portfolio intended to determine the conflict minerals status of raw materials used in its 3D-printing-centric design-to-manufacturing solutions, including 3D printers, print materials, on-demand custom parts services, and 3D digital design, scan-to-print, reverse engineering, inspection, sculpting and medical modeling and simulation applications. As a company in the 3D Printing industry, 3D Systems is several levels removed from the actual mining of minerals. 3D Systems does not directly make purchases of raw ore or unrefined minerals and makes no purchases in the Covered Countries. Accordingly, we sought information from our direct suppliers, with those suppliers in turn seeking similar information within their supply chains to identify the original sources of necessary conflict minerals. Our available sources of information may yield inaccurate or incomplete information and may be subject to fraud.

Additionally, as part of our RCOI, we reviewed product specifications and transmitted certification requests to our direct suppliers seeking information on the inclusion of conflict minerals within components or raw materials they supply us. Despite having conducted a good faith RCOI, we have been unable to determine the origin of any tin, tantalum, tungsten, or gold that may be used in our products.

Due to the breadth and complexity of 3D Systems’ products and supply chain, many of our suppliers have not responded with verifications of the origin of materials supplied to 3D Systems. 3D Systems will continue to seek responses from its suppliers.

Because the origin of conflict minerals could not be determined at the conclusion of the RCOI, we proceeded to exercise due diligence in accordance with the Organization of Economic Co-Operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition.  The accompanying CMR describes the results of our due diligence.

The information contained in this Form SD is available free of charge on our website at www.3dsystems.com. Other information contained in, and that can be accessed through the website, is not, and shall not be deemed to be, part of this Form SD or incorporated into any other filings we make with the SEC.

Item 1.02 Exhibit.

As specified in Section 2 of Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

SECTION 2. — EXHIBITS

Item 2.01.  Exhibits.

The following exhibit is filed as part of this Form SD.

Exhibit No.	Description
1.01	Conflict Minerals Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

3D Systems Corporation

By	/s/ DAVID R. STYKA
David R. Styka
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)
(Duly Authorized Officer)

Date: June 1, 2015